December 19, 2005


via U.S. Mail
Joseph Conklin, Esq.
Senior Vice President & General Counsel
Atkins Nutritionals Holdings, Inc.
105 Maxess Road
Suite N109
Melville, NY 11747

Re:	Atkins Nutritionals  Holdings, Inc.
		Application for Qualification of Trust Indenture on
      Form T-3
      Filed November 17, 2005
      File No. 22-28799
      Amendment No. 1 to Form T-3
      Filed December 6, 2005
      File No. 22-28799


Dear Mr. Conklin:

      We have limited our review of your filing to Items 2 and 8 of the Form T-3. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note that you have not yet filed the Form T-1. Upon the selection of an eligible trustee and prior to the effectiveness of the Form T-3, you must file a Form T-1 as an exhibit to the Form
T-3.

2. We note the representation regarding the approximate public offering date. Please confirm to us that no sales of the securities will be made until such time as the T-3 is effective.

Item 2.  Securities Act Exemption Applicable, page 2

3. Please revise to specify the number of contingent value rights being offered.

Item 8.  Analysis of CVR Agreement Provisions

4. Expand the disclosure under this item to succinctly explain the circumstances under which the contingent value rights will be redeemable by their holders.

Closing Comments

      As appropriate, please amend your qualification statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	Notwithstanding our comments, in the event the company requests effectiveness of the Form T-3, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions or
Timothy Levenberg, Special Counsel at (202) 551-3707.



      Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Simeon Gold, Esq.
	Weil Gotshal
	(212) 310-8007

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Mr. Conklin
Atkins Nutritionals Holdings, Inc.
December 19, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010